UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6–K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 5, 2019

Commission File Number 001-39059

AVITA MEDICAL LIMITED

(Name of Registrant)

Level 7, 330 Collins Street

Melbourne VIC 3000 Australia

Tel: +61 (0) 3 8689 9997

Fax: +61 (0) 8 9474 7742

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

AVITA MEDICAL LIMITED

Form 6-K

TABLE OF CONTENTS

Page
Explanatory Note	Page 2

Signatures	Page 3

New Issue Announcement: Appendix 3B	Exhibit 99.1

Change of Director’s Interest Notice: Appendix 3Y	Exhibit 99.2

EXPLANATORY NOTE

Avita Medical Limited (the “Company”) published to the Australian Securities Exchange a new issue announcement on Appendix 3B on December 3, 2019, and a change of director’s interest notice on Appendix 3Y on December 5, 2019 (the “Public Notices”). A copy of each Public Notice is attached as an exhibit to this report on Form 6-K.

This report on Form 6-K (including the exhibits hereto) shall not be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Avita Medical Limited

By:	/s/ Michael Perry
Name:	Michael Perry
Title:	Chief Executive Officer

Date: December 5, 2019

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